EXHIBIT 99.1

Equinox Gold Announces Significant New AI-Supported Gold Discovery 8 km from Valentine Mill and  Additional High-Grade Gold Mineralization Outside of Resources at The Valentine Gold Mine, Canada

Highlight intercepts include 2.68 g/t gold over 32 metres, 22.10 g/t gold over 6.3 metres, 3.12 g/t gold over 63.9 metres, 7.50 g/t gold over 12.6 metres

VANCOUVER, British Columbia, Feb. 02, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce new results from the 2025 diamond drill program at its Valentine Gold Mine (“Valentine”) located in Newfoundland & Labrador, Canada. Drilling has confirmed a new gold discovery – the Minotaur Zone – located 8 km northwest of the mill, and broad zones of high-grade. Drilling also encountered continuous gold mineralization in the Frank Zone, located along trend southwest of the existing Leprechaun open pit. These results further reinforce the Company’s confidence in the potential for new discoveries and resource expansion, underscoring the relatively untapped potential of the district (see previous news releases dated November 25, 2024 (https://www.equinoxgold.com/wp-content/uploads/2025/06/20241124-Calibre-s-Valentine-Gold-Mine-Exploration-Drill-Results-News-Release-Final.pdf) and February 11, 2025 (https://www.equinoxgold.com/wp-content/uploads/2025/06/20250210-Calibre-Valentine-Gold-Frank-Zone-Exploration-Drill-Results-News-Release-Final.pdf)). The 2026 exploration program is targeting approximately 100 km of drilling across the Valentine property, focusing on Frank, Minotaur, resource expansion and additional greenfield discoveries.

Darren Hall, Chief Executive Officer of Equinox Gold commented: “These latest drill results continue to strengthen our confidence in the scale and quality of the Valentine Gold District. At the Frank Zone, located outside of current Resources we are seeing consistent, high-grade gold mineralization over broad widths, supporting the potential for a new open pit capable of contributing to both production growth and mine life extension beyond the current 14-year mine plan.

“Early drilling at the newly discovered Minotaur Zone also confirms that significant gold mineralization exists well outside the main Valentine Lake Shear Zone structure. Initial drilling in 2025 defined mineralization over a 700-metre strike length and remaining open in all directions, with step-outs suggesting the potential for the mineralized system to extend over approximately 2 km. While Minotaur exploration is still at an early stage, the presence of surface grab samples with visible gold grading as high at 650 g/t gold and multiple high-grade drill intercepts over meaningful widths underscores the broader, district-scale potential of the property. Given the significance of this new discovery, we are planning 15,000 – 20,000 m of drilling in the Minotaur Zone in 2026.

“With less than 15% of the 320-square-kilometre Valentine land package explored to date, results from Frank, Minotaur and other emerging targets continue to demonstrate that Valentine has the potential to support long-term growth well beyond the current mine plan.”

Initial Drilling Highlights from newly discovered Minotaur Gold Zone include1:

  2.68 grams per tonne gold (“g/t Au”) over 32 metres (“m”) and 2.67 g/t Au over 18 m (MT-25-011) – two separate zones
  5.74 g/t Au over 8 m, 1.22 g/t Au over 12 m and 2.03 g/t Au over 8 m (MT-25-019) – three separate zones
  1.78 g/t Au over 39 m (including 4.25 g/t Au over 11 m); 10.08 g/t Au over 1 m (MT-25-024)
  5.85 g/t Au over 3 m (MT-25-022)
  1.67 g/t Au over 7 m and 1.01 g/t Au over 14 m (MT-25-025)
  0.83 g/t Au over 16 m (MT-25-003)
  1.03 g/t Au over 13 m (MT-25-004)

Drill Highlights from Expanding Frank Gold Zone (Outside current Resources) include:

  22.10 g/t Au over 6.30 m estimated true width (“ETW”); 1.05 g/t Au over 26.1 m (FZ-25-082)
  3.12 g/t Au over 63.90 m ETW (FZ-25-095)
  7.50 g/t Au over 12.60 m ETW (FZ-25-083)
  1.06 g/t Au over 63.90 m ETW; 2.05 g/t Au over 18.90 m ETW; 10.64 g/t Au over 1.80 m ETW (FZ-25-074)
  2.10 g/t Au over 31.28 m ETW (FZ-23-019-EXT)
  16.45 g/t Au over 3.60 m ETW (FZ-25-085)
  3.56 g/t Au over 16.02 m ETW (FZ-25-084)
  2.36 g/t Au over 19.14 m ETW (FZ-25-100)
  1.13 g/t Au over 30.69 m ETW; 2.92 g/t Au over 11.88 m ETW (FZ-25-075)
  1.84 g/t Au over 21.84 m ETW (FZ-25-112)

Highlights from previously reported drilling at the Frank Zone include:

  2.43 g/t Au over 172.80 m ETW (FZ-24-048)
  2.12 g/t Au over 95.40 m ETW (FZ-24-046)
  2.26 g/t Au over 78.32 m ETW (FZ-24-040)
  3.08 g/t Au over 48.23 m ETW (FZ-24-062)
  At surface, 97.87 g/t Au over 3.89 m ETW; 1.62 g/t Au over 44.59 m ETW (FZ-24-064)

Minotaur Zone
The Minotaur Zone represents an exciting new gold discovery at the Valentine property, showcasing the early impact of integrating artificial intelligence with traditional exploration. Initially flagged in 2013 through grab samples grading up to 7 g/t Au, the area gained renewed interest through Equinox Gold’s use of VRIFY’s AI-powered exploration software, DORA. Using DORA, Equinox Gold’s geological team integrated multiple data layers including geochemistry, geophysics, and structural geology, which led to the Minotaur Zone being identified as a high-priority target with a top-tier VRIFY Prospectivity Score. This AI-supported analysis, combined with the discovery of visible gold and grab samples grading as high as 650 g/t Au, led to the first-ever drill program in the area. The results highlight how Equinox Gold is leveraging cutting-edge AI technology to enhance exploration success and accelerate value creation.

Frank Zone
Drilling at the Frank Zone, located immediately southwest of the active Leprechaun pit, has continued to identify broad zones of gold mineralization, delineating a gold corridor more than one km in length along trend from defined Mineral Reserves and Mineral Resources. Equinox Gold believes the Frank Zone has the potential to be developed as a new open pit and has planned approximately 25,000 m of drilling in 2026.

Link 1 – Drill results figures (https://www.equinoxgold.com/wp-content/uploads/2026/01/20260202-EQX-Valentine-Drill-Results-Figures.pdf)
Link 2 – VRIFY figures (https://vrify.com/decks/21242)
Link 3 – Drill results table (https://www.equinoxgold.com/wp-content/uploads/2026/01/20260202-EQX-Valentine-Drill-Results-DDH-Table.pdf)

About Equinox Gold’s Valentine Gold Mine
The multi-million-ounce Valentine Gold Mine, located in Newfoundland & Labrador, Canada, poured first gold ahead of schedule in September 2025 and achieved commercial production in November 2025. The mine continues to ramp up with the expectation of achieving design capacity during Q2 2026 and producing 150,000 to 200,000 ounces of gold in 2026 with all-in sustaining costs2 of US$1,200 to US$1,300 per ounce of gold sold. Once fully operational, Valentine will be the largest gold-producing mine in Atlantic Canada with production expected to average 175,000 to 200,000 ounces per year for the first 12 years of its 14-year reserve life. Encompassing a 320-square-km land package, Valentine has the potential to emerge as a new gold district. The project covers a highly prospective 32-km mineralized trend that hosts multiple deposits and offers strong exploration upside.

Quality Assurance/Quality Control
Equinox Gold maintains a Quality Assurance/Quality Control (“QA/QC”) program for all its exploration projects using industry best practices. QA/QC protocols followed at Valentine include the insertion of blanks and standards at regular intervals in each sample batch. Drill core is cut in half with one half retained at site and the other half tagged and sent to Eastern Analytical Limited in Springdale, NL. All reported core samples are analyzed for gold by fire assay (30g) with AA finish. All samples above 0.30 g/t Au and those in economically interesting intervals are further assayed using metallic screen to mitigate the presence of coarse gold. Significant mineralized intervals are reported in the drill results table (https://www.equinoxgold.com/wp-content/uploads/2026/01/20260202-EQX-Valentine-Drill-Results-DDH-Table.pdf) as core lengths and estimated true width (60 - 100% of core length). Additional information regarding the Company’s data verification processes is set out in the Valentine Gold Project Technical Report, which can be found on the Company’s website at www.equinoxgold.com and on Calibre Mining’s profile on SEDAR+ at www.sedarplus.ca.

Qualified Person and Technical Information
The scientific and technical information contained in this news release was approved by Nic Capps, P.Geo., Vice President of Exploration, Newfoundland, for Equinox Gold who is a “Qualified Person” under National Instrument 43-101.

About Equinox Gold
Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact
Ryan King
EVP Capital Markets
T: 778.998.3700
E: ryan.king@equinoxgold.com
E: ir@equinoxgold.com

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1. Highlight Minotaur intervals are reported as core lengths; insufficient data to estimate true widths due to varying vein orientations.
2. All-in sustaining cost per ounce is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.

Cautionary Notes & Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release relates to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including exploration upside, future mining opportunities at Valentine and anticipated 2026 production and cost guidance. Forward-looking Information is generally identified using words like “will”, “potential”, “growth”, “future”, “continues”, “target”, “expect”, “increase”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects, including Valentine; prices for gold remaining as estimated; availability of funds for the Company’s projects and future cash requirements; the Company’s ability to maintain and obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; no unexpected geological formations or environmental hazards are encountered; tonnage of ore to be mined and processed and ore grades and recoveries remaining consistent with mine plans. While the Company considers these assumptions to be reasonable, they may prove to be incorrect.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section “Risk Factors in the Company’s MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section “Risk Factors” in Calibre Mining’s MD&A dated February 19, 2025 for the year ended December 31, 2024 and the section titled “Risk Factors” in Calibre Mining’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.

Non-IFRS Measures

This news release refers to all-in sustaining costs per ounce sold, which is a measure with no standardized meaning under the International Financial Reporting Standards (“IFRS”) and may not be comparable to such measures as reported by other companies. This measure has been calculated on a basis consistent with historical periods. Please refer to the Company’s MD&A filed on SEDAR+ under the Company’s profile at www.sedarplus.ca for the third quarter of 2025 for an explanation of non-IFRS measures used.